Exhibit 99.2

ASX ANNOUNCEMENT

28 November 2014

ASX Appendices 3Z

Following recent changes to the Board of Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, (“Company”), the Company provides the attached ASX Appendices 3Z for outgoing Directors Prof. Ian McKenzie and Dr. Mervyn Cass.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison Mew	Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Executive Officer	Chief Operating Officer &	Blueprint Life Science Group
	Chief Financial Officer	+1 (415) 375 3340, Ext. 105
Genetic Technologies Limited	Genetic Technologies Limited
+61 3 8412 7009	+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited

ABN	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ian Farquhar Campbell McKenzie

Date of last notice	29 November 2013

Date that director ceased to be director	25 November 2014

Part 1 — Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

None

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Note: Provide details of the circumstances giving rise to the relevant interest

None

+ See chapter 19 for defined terms.

11/3/2002

1

Part 3 — Director’s interests in contracts

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

Dated: 25 November 2014

+ See chapter 19 for defined terms.

2

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited

ABN	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr. Mervyn Cass

Date of last notice	30 September 2011

Date that director ceased to be director	25 November 2014

Part 1 — Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

None

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Note: Provide details of the circumstances giving rise to the relevant interest

Cassen Nominees Pty. Ltd.	577,834 fully paid ordinary shares
<Cass Family Super Fund A/C>

Member / Beneficiary

+ See chapter 19 for defined terms.

11/3/2002

1

Part 3 — Director’s interests in contracts

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

Dated: 25 November 2014

+ See chapter 19 for defined terms.

2